The Dreyfus Socially Responsible Growth Fund, Inc.

SEMIANNUAL REPORT June 30, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Socially Responsible Growth Fund, Inc., covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006

2



DISCUSSION OF FUND PERFORMANCE

John O'Toole and Jocelin Reed, Portfolio Managers

How did The Dreyfus Socially Responsible Growth Fund perform relative to its benchmark?

For the six-month period ended June 30, 2006, the fund's Initial shares produced a −1.01% total return, and the fund's Service shares produced a −1.12% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a 2.71% total return for the same period.[2] The Russell 1000 Growth Index, a large-cap growth index that we believe more closely matches the fund's current investment profile, produced a −0.93% total return.[3]

Continued economic growth supported the stock market's advance during the first four months of the reporting period. However, high energy prices and mounting inflationary pressures raised concerns over the prospects for future growth, undermining the market's performance during May and June. Growth-oriented stocks proved especially vulnerable during the market's retreat, as investors shifted assets toward traditionally defensive stocks. While the fund participated in the market's rise from January through April, our emphasis on growth stocks caused the fund's performance to lag the benchmark during the final two months of the reporting period.

What is the fund's investment approach?

The fund seeks to provide capital growth, with current income as a secondary objective. To pursue these goals, the fund invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

The fund's investment strategy combines a disciplined investment process that consists of computer modeling techniques, fundamental analysis and risk management with a social investment process.

In selecting stocks, the portfolio managers begin by using quantitative research to identify and rank stocks within an industry or sector, based on several characteristics, including:
- value, or how a stock is priced relative to its perceived intrinsic worth
- growth, in this case the sustainability or growth of earnings
- financial profile, which measures the financial health of the company

Next, based on fundamental analysis, the portfolio managers designate the most attractive of the higher ranked securities as potential purchase candidates, drawing on a variety of sources, including company management and internal as well as Wall Street research.

The portfolio managers then evaluate each stock considered to be a potential purchase candidate, by industry or sector, to determine whether the company enhances the quality of life in America by considering its record in the areas of:
- protection and improvement of the environment and the proper use of our natural resources
- occupational health and safety
- consumer protection and product purity
- equal employment opportunity

Consistent with its consumer protection screen, the fund will not purchase shares in a company that manufactures tobacco products.

If the portfolio managers determine that a company fails to meet the fund's social criteria, the stock will not be purchased, or if it is already owned, it will be sold as soon as reasonably possible, consistent with the best interests of the fund. If the portfolio managers' assessment does not reveal a negative pattern of conduct in these social areas, the company's stock is eligible for purchase or retention.

The portfolio managers then further examine the companies determined to be eligible for purchase, by industry or sector, and select investments from those companies the portfolio managers consider to be the most attractive based on financial considerations. If there is more than one company to choose from, the portfolio managers can select stocks of companies that they consider to have records that exhibit positive accomplishments in the fund's areas of social concern.

The fund normally focuses on large-cap growth stocks; however, the portfolio managers may emphasize different types of growth-oriented stocks and different market capitalizations within the large-capitalization range as market conditions warrant. The fund also may invest in value-oriented stocks, midcap stocks and small-cap stocks.

What other factors influenced the fund's performance?

Some of the market's largest gains over the first half of 2006 were produced by energy and financial stocks, traditionally value-oriented sectors in which the fund maintained less exposure relative to its benchmark. However, the fund compensated to a degree for its underweight position in these sectors through the success of our security selection strategy. Good performers among financial stocks included Goldman Sachs Group, Suntrust Banks and Bank of America, while the fund's energy holdings focused on a variety of oil service providers. The fund's returns relative to the benchmark also suffered from its relatively heavy exposure to traditionally growth-oriented technology stocks, such as Motorola and Dell, which offered little in the way of exciting new product innovation. The fund's performance also was undermined by declines in individual holdings in the health care and consumer cyclical sectors. In the health care sector, holdings such as Wellpoint, Aetna and Alcon detracted significantly from the fund's returns. Among the fund's consumer holdings, retailers Chico's FAS and Coach retreated over investors' concerns regarding future consumer spending.

On a more positive note, the fund's stock selections added value in several market sectors during the reporting period. Notably strong performers included rail transport provider Burlington Northern Santa Fe and industrial equipment producer Emerson Electric. Returns further benefited from the fund's exposure to select media companies, such as News Corp. and The Walt Disney Co., along with staffing and outsourcing services provider Manpower.

What is the fund's current strategy?

We have maintained the fund's growth-oriented investment approach, which led us to emphasize positions in the technology and health care sectors. Conversely, the fund ended the reporting period with somewhat less exposure than the benchmark to financial stocks, particularly those that tend to be more sensitive to rising interest rates. Our investment strategy also considers the fund's socially responsible investment criteria.

Can you highlight some of the fund's socially responsible investing activities?

One of the social screens built into the fund's quantitatively based screening process focuses on a company's record in offering equal opportunities to its employees. We believe that such practices not only enhance the quality of life, but also make it easier for companies to attract and retain qualified employees.

The fund's investment in Manpower, Inc., a global staffing company, illustrates how our screening process works. The company attracted our interest when our fundamental research identified it as a potentially attractive investment opportunity. Our socially responsible screening process then took note of the company's strong track record of placing older and disabled employees, and its focus on providing excellent educational benefits to its global workforce.

For further information regarding the fund's approach to socially responsible investing, please consult the fund's prospectus.

July 17, 2006

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of The Dreyfus Socially Responsible Growth Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Socially Responsible Growth Fund, Inc. from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.05	$ 5.23
Ending value (after expenses)	$989.90	$988.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.31
Ending value (after expenses)	$1,020.73	$1,019.54

† *Expenses are equal to the fund's annualized expense ratio of .82% for Initial shares and 1.06% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—99.5%	Shares		Value ($)
Consumer Cyclical—11.1%			
Advance Auto Parts	69,700		2,014,330
Bed Bath & Beyond	86,000	a	2,852,620
Coach	116,800	a	3,492,320
Costco Wholesale	87,100		4,976,023
Darden Restaurants	76,800		3,025,920
Home Depot	232,400	b	8,317,596
Lowe's Cos.	47,200		2,863,624
Nordstrom	114,800		4,190,200
Office Depot	69,800	a	2,652,400
Target	122,700	b	5,996,349
TJX Cos.	124,800		2,852,928
			43,234,310
Consumer Goods—1.1%			
Mattel	249,500		**4,119,245**
Consumer Staples—8.1%			
Avon Products	81,600		2,529,600
General Mills	62,800		3,244,248
Kimberly-Clark	73,000		4,504,100
PepsiCo	224,600		13,484,984
Procter & Gamble	145,200		8,073,120
			31,836,052
Financial—12.7%			
American Express	116,100		6,178,842
Bank of America	71,800		3,453,580
Capital One Financial	85,100		7,271,795
CIT Group	44,000		2,300,760
Genworth Financial, Cl. A	84,800		2,954,432
Goldman Sachs Group	47,800		7,190,554
Hartford Financial Services Group	36,000		3,045,600
Lincoln National	41,600	b	2,347,904
SLM	56,300		2,979,396
St. Paul Travelers Cos.	75,900		3,383,622
SunTrust Banks	33,800		2,577,588
T Rowe Price Group	65,000		2,457,650
US Bancorp	111,600		3,446,208
			49,587,931

Common Stocks (continued)	Shares	Value ($)
Health Care−17.0%		
Aetna	91,900	3,669,567
Alcon	30,000	2,956,500
Amgen	63,700 a	4,155,151
Baxter International	111,400	4,095,064
Becton, Dickinson & Co.	75,800	4,633,654
Genzyme	85,300 a	5,207,565
Gilead Sciences	66,200 a	3,916,392
Johnson & Johnson	305,600	18,311,552
Novartis, ADR	117,800	6,351,776
Quest Diagnostics	60,700	3,637,144
WellPoint	100,900 a	7,342,493
Zimmer Holdings	38,600 a	2,189,392
		66,466,250
Industrial−10.5%		
Burlington Northern Santa Fe	42,600	3,376,050
CH Robinson Worldwide	55,700	2,968,810
Eaton	44,600	3,362,840
Emerson Electric	121,100	10,149,391
Manpower	80,500	5,200,300
Rockwell Automation	53,100	3,823,731
Rockwell Collins	80,900	4,519,883
United Technologies	120,900	7,667,478
		41,068,483
Information/Data−9.7%		
Accenture, Cl. A	105,100	2,976,432
Equifax	83,500	2,867,390
Google, Cl. A	15,800 a	6,625,414
McGraw-Hill Cos.	81,700	4,103,791
Moody's	72,700	3,959,242
NAVTEQ	66,500 a	2,971,220
News, Cl. B	390,100 b	7,872,218
VeriSign	86,400 a	2,001,888
Walt Disney	148,000	4,440,000
		37,817,595
Materials−3.1%		
3M	57,700	4,660,429

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Air Products & Chemicals	43,900	2,806,088
Ecolab	118,400	4,804,672
		12,271,189
Oil & Gas Producers−4.5%		
Anadarko Petroleum	95,500 b	4,554,395
ENSCO International	58,200	2,678,364
Pioneer Natural Resources	84,300 b	3,912,363
Todco, Cl. A	69,900	2,855,415
XTO Energy	80,200 b	3,550,454
		17,550,991
Technology−21.0%		
Apple Computer	60,900 a	3,478,608
Cisco Systems	505,800 a	9,878,274
Danaher	63,600	4,090,752
Dell	203,800 a	4,974,758
EMC/Massachusetts	209,100 a	2,293,827
Intel	259,200	4,911,840
International Business Machines	116,900	8,980,258
Microchip Technology	124,900	4,190,395
Microsoft	642,900	14,979,570
Motorola	318,900	6,425,835
National Semiconductor	130,000	3,100,500
Qualcomm	190,600	7,637,342
Texas Instruments	235,000	7,118,150
		82,060,109
Utilities−.7%		
NiSource	121,600 b	**2,655,744**
Total Common Stocks		
(cost $373,336,734)		**388,667,899**

Short-Term Investments−.0%	Principal Amount ($)	Value ($)
Negotiable Bank Certificate Of Deposit;		
Self-Help Credit Union		
4.58%, 9/14/06		
(cost $100,000)	100,000	**100,000**

Investment of Cash Collateral for Securities Loaned—2.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $9,722,453)	9,722,453 c	**9,722,453**
Total Investments (cost $383,159,187)	**102.0%**	**398,490,352**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(7,890,640)**
Net Assets	**100.0%**	**390,599,712**

ADR—American Depository Receipts

a   *Non-income producing security.*

b   *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities on loan is $17,715,711 and the total market value of the collateral held by the fund is $18,553,653, consisting of cash collateral of $9,722,453 and U.S. Government and agency securities valued at $8,831,200.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Technology	21.0	Oil & Gas Producers	4.5
Health Care	17.0	Materials	3.1
Financial	12.7	Short-Term/	
Consumer Cyclical	11.1	Money Market Investments	2.5
Industrial	10.5	Consumer Goods	1.1
Information/Data	9.7	Utilities	.7
Consumer Staples	8.1		**102.0**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $17,715,711)–Note 1(b):		
Unaffiliated issuers	373,436,734	388,767,899
Affiliated issuers	9,722,453	9,722,453
Cash		47,575
Receivable for investment securities sold		4,223,446
Dividends and interest receivable		168,044
Receivable for shares of Common Stock subscribed		7,797
Prepaid expenses		18,146
		402,955,360
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		256,191
Liability for securities on loan–Note 1(b)		9,722,453
Bank note payable–Note 2		2,120,000
Payable for shares of Common Stock redeemed		185,275
Accrued expenses		71,729
		12,355,648
Net Assets ($)		**390,599,712**
Composition of Net Assets ($):		
Paid-in capital		574,096,159
Accumulated undistributed investment income–net		723,471
Accumulated net realized gain (loss) on investments		(199,551,083)
Accumulated net unrealized appreciation (depreciation) on investments		15,331,165
Net Assets ($)		**390,599,712**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	379,159,157	11,440,555
Shares Outstanding	14,703,037	446,794
Net Asset Value Per Share ($)	**25.79**	**25.61**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $27,636 foreign taxes withheld at source):	
Unaffiliated issuers	2,380,208
Affiliated issuers	5,841
Interest	36,887
Income from securities lending	18,916
Total Income	**2,441,852**
Expenses:	
Investment advisory fee–Note 3(a)	1,560,391
Professional fees	48,007
Prospectus and shareholders' reports	42,621
Custodian fees–Note 3(c)	16,241
Distribution fees–Note 3(b)	14,970
Interest expense–Note 2	8,359
Shareholder servicing costs–Note 3(c)	7,267
Directors' fees and expenses–Note 3(d)	6,278
Loan commitment fees–Note 2	2,646
Registration fees	56
Miscellaneous	7,125
Total Expenses	**1,713,961**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,186)
Net Expenses	**1,711,775**
Investment Income–Net	**730,077**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	17,253,394
Net unrealized appreciation (depreciation) on investments	(21,430,944)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,177,550)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,447,473)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	730,077	425,025
Net realized gain (loss) on investments	17,253,394	66,981,589
Net unrealized appreciation (depreciation) on investments	(21,430,944)	(52,689,108)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,447,473)**	**14,717,506**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	**(431,631)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,248,327	17,384,093
Service shares	526,354	1,656,359
Dividends reinvested:		
Initial shares	431,631	–
Cost of shares redeemed:		
Initial shares	(40,676,825)	(101,794,701)
Service shares	(1,277,710)	(3,222,562)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(36,748,223)**	**(85,976,811)**
Total Increase (Decrease) in Net Assets	**(40,627,327)**	**(71,259,305)**
Net Assets ($):		
Beginning of Period	431,227,039	502,486,344
End of Period	**390,599,712**	**431,227,039**
Undistributed investment income—net	723,471	425,025
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	160,141	695,015
Shares issued for dividends reinvested	15,986	–
Shares redeemed	(1,534,855)	(4,060,531)
Net Increase (Decrease) in Shares Outstanding	**(1,358,728)**	**(3,365,516)**
Service Shares		
Shares sold	19,989	66,883
Shares redeemed	(48,496)	(129,971)
Net Increase (Decrease) in Shares Outstanding	**(28,507)**	**(63,088)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	26.08	25.17	23.79	18.90	26.67	34.47
Investment Operations:						
Investment income−net [a]	.05	.03	.09	.02	.05	.02
Net realized and unrealized gain (loss) on investments	(.31)	.88	1.39	4.89	(7.77)	(7.80)
Total from Investment Operations	(.26)	.91	1.48	4.91	(7.72)	(7.78)
Distributions:						
Dividends from investment income−net	(.03)	−	(.10)	(.02)	(.05)	(.02)
Net asset value, end of period	25.79	26.08	25.17	23.79	18.90	26.67
Total Return (%)	(1.01)[b]	3.62	6.21	26.00	(28.94)	(22.57)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.81	.82	.84	.80	.78
Ratio of net expenses to average net assets	.40[b]	.81	.82	.84	.80	.78
Ratio of net investment income to average net assets	.18[b]	.10	.38	.12	.20	.06
Portfolio Turnover Rate	17.88[b]	94.99	55.54	63.17	90.07	110.82
Net Assets, end of period ($ x 1,000)	379,159	418,916	488,994	521,262	456,014	779,063

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	25.90	25.06	23.69	18.84	26.59	34.47
Investment Operations:						
Investment income (loss)−net [a]	.01	(.04)	.04	(.03)	(.00)[b]	(.06)
Net realized and unrealized gain (loss) on investments	(.30)	.88	1.37	4.88	(7.75)	(7.82)
Total from Investment Operations	(.29)	.84	1.41	4.85	(7.75)	(7.88)
Distributions:						
Dividends from investment income−net	−	−	(.04)	(.00)[b]	(.00)[b]	(.00)[b]
Net asset value, end of period	25.61	25.90	25.06	23.69	18.84	26.59
Total Return (%)	(1.12)[c]	3.35	5.94	25.75	(29.14)	(22.85)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[c]	1.06	1.06	1.09	1.03	1.09
Ratio of net expenses to average net assets	.53[c]	1.06	1.06	1.09	1.03	1.09
Ratio of net investment income (loss) to average net assets	.05[c]	(.15)	.17	(.14)	(.01)	(.20)
Portfolio Turnover Rate	17.88[c]	94.99	55.54	63.17	90.07	110.82
Net Assets, end of period ($ x 1,000)	11,441	12,311	13,492	12,202	8,115	8,275

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Socially Responsible Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal through equity investments in companies that not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. The fund is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 300 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (150 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the shareholder services plan, the distribution plan, and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of

Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $216,800,088 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $93,194,872 of the carryover expires in fiscal 2009, $103,833,733 expires in fiscal 2010 and $19,771,483 expires in fiscal 2011.

There were no distributions paid to shareholders during the fiscal year ended December 31, 2005. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period ended June 30, 2006 was approximately $286,800, with a related weighted average annualized interest rate of 5.88%.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $14,970 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts. During the period ended June 30, 2006, Initial shares were charged $6,642 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2006, the fund was charged $625 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2006, the fund was charged $16,241 pursuant to the custody agreement.

During the period ended June 30, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $240,700, Rule 12b-1 distribution plan fees $2,346, shareholder services plan fees $76, custodian fees $10,876, chief compliance officer fees $1,926 and transfer agency per account fees $267.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $74,171,501 and $106,762,343, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $15,331,165, consisting of $34,277,714 gross unrealized appreciation and $18,946,549 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the Board of Directors of the fund held on January 26, 2006, the Board considered the re-approval, through its annual renewal date of July 29, 2006, of the fund's Management Agreement, pursuant to which The Dreyfus Corporation (the "Manager") provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager at the July 12-13, 2005 Board meeting (the "July Meeting") regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the types of shareholder accounts and the Board members also referenced information provided and discussions at the July Meeting regarding the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the fund's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting

and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to three groups of funds and Lipper averages (as to performance for the second and third groups of funds only). The first comparison group of funds includes only funds that use one or more social screens when choosing securities for the funds' portfolios (collectively, "Comparison Group I"), the second comparison group of funds includes only funds in the fund's Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group II") and the third group of funds includes only funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group III"). Each group of funds was previously approved by the Board for this purpose, and was prepared using a Board-approved list with respect to the socially responsible funds (as to Comparison Group I) and a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund (as to Comparison Group II and Comparison Group III). The Board members did not rely on comparisons to Lipper averages with respect to the fund's expense ratio because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and it was noted that the total return performance of the fund's Initial shares (which are not subject to a Rule 12b-1 plan) was above the Comparison Group I average for the one-year period, was below the Comparison Group I averages for the three- and five-year periods and was below the Comparison Group II averages for the one-, three- and five-year periods, and that the total return performance of the fund's Service shares (which are subject to a Rule 12b-1 plan) was below the Comparison Group III averages for the one-, three- and five-year periods. The Board noted that the fund's total return performance was below the Comparison Group II and Comparison Group III Lipper category averages for the one-, three- and five-year periods. The Manager's representatives advised the Board members that, as of December 31, 2005, the fund's performance ranked 6 of 10 versus Comparison Group I, and the Board members also noted that the fund's short-term performance was improving. The Board members also received a report from the fund's new portfolio managers, which described, among other things, the changes the portfolio managers had made to the fund's portfolio since December 1, 2005 to implement the revised investment process that the Board had requested.

The Board members also discussed the fund's expense ratio, noting that it was lower than the averages of Comparison Group I and Comparison Group II and higher than the average of Comparison Group III. The Board reviewed the range of management fees in each comparison group, noting that the fund's management fee was higher than most of the fees paid by the funds in Comparison Group I and was lower than several others in each of Comparison Group II and Comparison Group III.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and in the same Lipper category, as the fund (the "Similar Funds"), noting that not all of the Similar Funds have a social screen when choosing securities for their portfolios. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with substantially similar investment objectives, policies and strategies as the fund. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or lower management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, including soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the

Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.

- While the Board was concerned with the fund's total return performance, the Board members noted that the fund's short-term performance is improving and that management had made efforts to improve the fund's performance by modifying the fund's investment processes and selecting new portfolio managers to manage the fund.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that it would be renewed through its annual renewal date of July 29, 2006.

For More Information

The Dreyfus Socially Responsible Growth Fund, Inc.

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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© 2006 Dreyfus Service Corporation

